Exhibit A

Ceragon Reports 20% Growth in the Fourth Quarter of 2023;
Exceeds Full-Year 2023 Guidance

Company Guides for Double Digit Growth; Targeting to Further Penetrate Private Network Markets

Rosh Ha'ain, Israel, February 20, 2024 -- Ceragon Networks Ltd. (NASDAQ: CRNT), the global innovator and leading solutions provider of 5G wireless transport, today reported its financial results for the fourth quarter and full year period ended December 31, 2023.

Q4 2023 Financial Highlights:

•	Revenues of $90.4 million, up 20% year-over-year

•	Siklu acquisition, which closed on December 4, 2023, contributed modestly to quarterly revenue, in-line with expectations

•	Operating income of $4.2 million on a GAAP basis, or $7.8 million on a non-GAAP basis

•	Net loss of $(1.2) million on a GAAP basis, and net income of $3.7 million on a non-GAAP basis

•	EPS of $(0.01) per diluted share on a GAAP basis, or $0.04 per diluted share on a non-GAAP basis

FY 2023 Financial Highlights:

•	Revenues of $347.2 million, up 18% year-over-year, exceeding full-year guidance

•	Ceragon would have achieved the higher-end of its full-year revenue guidance even without contribution from Siklu

•	Operating income of $21.2 million on a GAAP basis, or a record $29.0 million on a non-GAAP basis

•	Net income of $6.2 million on a GAAP basis, and $16.7 million on a non-GAAP basis

•	EPS of $0.07 per diluted share on a GAAP basis, or $0.20 per diluted share on a non-GAAP basis

Q4 2023 Business Highlights:

•	Completed the acquisition of Siklu, expanding presence in North America and augmenting Ceragon’s offering in the Fixed Wireless Access market

•	North America:
- Continued strong bookings, supported by demand for 5G capabilities from Tier-1 customers and increased footprint with private network customers
- Fourth consecutive quarter of revenues exceeding $20 million

•	India:
-	Continued strong bookings, including initial orders from the approximately $150 million project from global integrator, in support of a network modernization project for a Tier 1 Operator
-	Strongest region in terms of revenue, with record quarterly revenue since Q2 2018

Doron Arazi, CEO, commented: “Ceragon delivered revenue growth that exceeded our full-year outlook and record full-year non-GAAP operating income. We are encouraged with the recent acquisition of Siklu bolstering our position in the fastest-growing verticals of our market, and continued strong demand for our solutions. In our two key markets, North America and India, we continue to experience strong demand and we remain optimistic that these markets will continue to drive our growth. During 2023, we expanded our presence in the private network market, establishing a scalable foundation for continued growth.”

“We have also reached the point where we can unlock meaningful operating leverage,” continued Arazi. “Our non-GAAP gross margins in the quarter exceeded 35%, and we delivered record levels of annual non-GAAP operating profit. Ceragon has also generated significant full-year free cash flow, enabling us to continue enhancing our product portfolio while growing our profitability.”

Primary Fourth Quarter 2023 Financial Results:

Revenues were $90.4 million, up 20% from $75.5 million in Q4 2022 and up 3.6% from $87.3 million in Q3 2023.

Gross profit was $31.1 million, giving us a gross margin of 34.4%, compared to gross margin of 32.5% in Q4 2022 and 34.7% in Q3 2023.

Operating income was $4.2 million compared to $(10.6) million for Q4 2022 and $6.7 million for Q3 2023. The fourth quarter of 2023 included expenses related to the acquisition of Siklu and the consolidation of Siklu results since closing on December 4, 2023.

Net income (loss) was $(1.2) million, or $(0.01) per diluted share, compared to $(15.0) million, or $(0.18) per diluted share for Q4 2022 and $3.4 million, or $0.04 per diluted share for Q3 2023.

Non-GAAP results were as follows: Gross margin was 35.1%, operating profit was $7.8 million, and net income of $3.7 million, or $0.04 per diluted share. Management continues to expect Siklu to be accretive to non-GAAP earnings by the second-half of 2024.

Primary Full-Year 2023 unaudited Financial Results:

Revenues were $347.2 million, up 18% from $295.2 million in 2022.

Gross profit was $119.9 million, giving us a gross margin of 34.5%, compared to a gross margin of 31.5% in 2022.

Operating income (loss) was $21.2 million compared to $(10.9) million for 2022.

Net income (loss) was $6.2 million, or $0.07 per diluted share, compared to $(19.7) million, or $(0.23) per diluted share for 2022.

Non-GAAP results were as follows: Gross margin was 34.8%, operating profit was $29.0 million, and net income was $16.7 million, or $0.20 per diluted share.

Balance Sheet

Cash and cash equivalents were $28.2 million at December 31, 2023, compared to $22.9 million at December 31, 2022.

For a reconciliation of GAAP to non-GAAP results, see the attached tables.

Revenue Breakout by Geography:

Q4 2023
India	34%
North America	27%
Latin America	13%
Europe	11%
Africa	8%
APAC	7%

Outlook

For 2024, management expects:

•	Revenue of $385 million to $405 million, representing growth of 11% to 17% compared to 2023 revenue. This guidance includes the contribution from Siklu, which was acquired in December 2023.
•	Non-GAAP operating margins are targeted to be at least 10% at the mid-point of the revenue guidance.
•	As a result, management expects increased non-GAAP profit and positive free cash flow for the full year of 2024.

Conference Call

The Company will host a Zoom web conference today at 8:30 a.m. ET to discuss the results, followed by a question-and-answer session for the investment community.

Investors are invited to register by clicking here. All relevant information will be sent upon registration.

If you are unable to join the live call, a replay will be available on our website at www.ceragon.com within 24 hours after the call.

About Ceragon Networks

Ceragon Networks Ltd. (NASDAQ: CRNT) is the global innovator and leading solutions provider of 5G wireless transport. We help operators and other service providers worldwide increase operational efficiency and enhance end customers' quality of experience with innovative wireless backhaul and fronthaul solutions. Our customers include service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 5G & 4G broadband wireless connectivity, mission-critical multimedia services, stabilized communications, and other applications at high reliability and speed.

Ceragon's unique multicore technology and disaggregated approach to wireless transport provides highly reliable, fast to deploy, high-capacity wireless transport for 5G and 4G networks with minimal use of spectrum, power, real estate, and labor resources. It enables increased productivity, as well as simple and quick network modernization, positioning Ceragon as a leading solutions provider for the 5G era. We deliver a complete portfolio of turnkey end-to-end AI-based managed and professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 400 service providers, as well as more than 800 private network owners, in more than 150 countries. For more information please visit: www.ceragon.com

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

Safe Harbor

This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include, but are not limited to, statements regarding: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, supply chain and shipping, components availability; growth prospects, product development, financial resources, cost savings and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology, although not all forward-looking statements contain these identifying words.

Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such forward-looking statements involve known and unknown risks and uncertainties that may cause Ceragon’s future results or performance to differ materially from those anticipated, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the effects of global economic trends, including recession, rising inflation, rising interest rates, commodity price increases and fluctuations, commodity shortages and exposure to economic slowdown; The effects of the evolving nature of the war situation in Israel, including in Gaza with the Hamas and in Lebanon with the Hezbollah and the related evolving regional conflict, including without limitation, the Houti attacks on marine vessels; risks associated with delays in the transition to 5G technologies and in the 5G rollout; the risks associated with the introduction of new products to the market, including but not limited to potential delays, unexpected costs, regulatory hurdles and potential technical flaws; risks relating to the concentration of our business on a limited number of large mobile operators and the fact that the significant weight of their ordering, compared to the overall ordering by other customers, coupled with inconsistent ordering patterns, could negatively affect us; risks resulting from the volatility in our revenues, margins and working capital needs; disagreements with tax authorities regarding tax positions that we have taken could result in increased tax liabilities;  the high volatility in the supply needs of our customers, which from time to time lead to delivery issues and may lead to us being unable to timely fulfill our customer commitments; risks associated with inaccurate forecasts or business changes, which may expose us to inventory-related losses on inventory purchased by our contract manufacturers and other suppliers, to increased expenses should unexpected production ramp up be required, or to write off to parts of our inventory, which would increase our cost of revenues; potential adverse reactions or changes to business relationships resulting from the completion of the transaction with Siklu, and ongoing or potential litigations or disputes, incidental to the conduct of Siklu’s business and other risks related to the integration of Siklu’s business into Ceragon business; disagreements with tax authorities regarding tax positions that we have taken could result in increased tax liabilities and such other risks, uncertainties and other factors that could affect our results of operation, as further detailed in Ceragon’s most recent Annual Report on Form 20-F, as published on May 1, 2023, as well as other documents that may be subsequently filed by Ceragon from time to time with the SEC.

We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Ceragon does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.

While we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. In addition, any forward-looking statements represent Ceragon’s views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. Ceragon does not assume any obligation to update any forward-looking statements unless required by law.

The results reported in this press-release are preliminary and unaudited results, and investors should be aware of possible discrepancies between these results and the audited results to be reported, due to various factors.

Ceragon’s public filings are available on the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

Ceragon Investor & Media Contact:

Rob Fink
FNK IR
Tel. 1+646-809-4048
crnt@fnkir.com

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited, U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2023	2022	2023	2022

Revenues	$90,359	$75,531	$347,179	$295,173
Cost of revenues	59,296	50,999	227,310	202,110

Gross profit	31,063	24,532	119,869	93,063

Operating expenses:
Research and development, net	9,070	8,080	32,274	29,690
Sales and Marketing	10,544	8,998	40,577	35,795
General and administrative	6,445	17,826	23,793	34,295
Restructuring and related charges	-	-	897	-
Acquisition and integration-related charges	835	-	1,118	-
Other operating expenses (*)	-	249	-	4,220

Total operating expenses	26,894	35,153	98,659	104,000

Operating income (loss)	4,169	(10,621)	21,210	(10,937)

Financial expenses and others, net	3,402	3,012	8,468	6,306

Income (loss) before taxes	767	(13,633)	12,742	(17,243)

Taxes on income	1,970	1,385	6,522	2,446

Net income (loss)	$(1,203)	$(15,018)	$6,220	$(19,689)

Basic net income (loss) per share	$(0.01)	$(0.18)	$0.07	$(0.23)
Weighted average number of shares used in computing basic net income (loss) per share	85,054,173	84,347,548	84,617,774	84,132,982
Diluted net income (loss) per share	$(0.01)	$(0.18)	$0.07	$(0.23)
Weighted average number of shares used in computing diluted net income (loss) per share	85,054,173	84,347,548	85,482,626	84,132,982

(*) Hostile attempt related costs.

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	December 31, 2023	December 31, 2022
ASSETS	Unaudited	Audited

CURRENT ASSETS:
Cash and cash equivalents	$28,237	$22,948
Trade receivables, net	104,321	100,034
Other accounts receivable and prepaid expenses	16,571	15,756
Inventories	68,811	72,009

Total current assets	217,940	210,747

NON-CURRENT ASSETS:
Severance pay and pension fund	4,985	4,633
Property and equipment, net	30,659	29,456
Operating lease right-of-use assets	18,837	17,962
Intangible assets, net	16,401	8,208
Goodwill	7,749	-
Other non-current assets	1,954	18,312

Total non-current assets	80,585	78,571

Total assets	$298,525	$289,318

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	67,032	67,384
Deferred revenues	5,507	3,343
Short-term loans	32,600	37,500
Operating lease liabilities	3,889	3,745
Other accounts payable and accrued expenses	23,925	20,864

Total current liabilities	132,953	132,836

LONG-TERM LIABILITIES:
Accrued severance pay and pension	9,399	9,314
Deferred revenues	670	11,545
Other long-term payables	7,768	2,653
Operating lease liabilities	13,716	13,187

Total long-term liabilities	31,553	36,699

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	222	224
Additional paid-in capital	437,161	432,214
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive loss	(8,085)	(11,156)
Accumulated deficit	(275,188)	(281,408)

Total shareholders' equity	134,019	119,783

Total liabilities and shareholders' equity	$298,525	$289,318

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(Unaudited, U.S. dollars, in thousands)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2023	2022	2023	2022
Cash flow from operating activities:
Net income (loss)	$(1,203)	$(15,018)	$6,220	$(19,689)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	2,466	2,622	9,967	11,040
Loss from sale of property and equipment, net	-	-	61	20
Stock-based compensation expense	938	958	3,964	3,560
Increase (decrease) in accrued severance pay and pensions, net	88	245	(267)	(445)
Decrease (increase) in trade receivables, net	1,856	15,942	(2,370)	18,428
Decrease (increase) in other accounts receivable and prepaid expenses (including other long term assets)	15,085	1,414	16,994	(345)
Decrease (increase) in inventory	4,681	(7,845)	6,303	(11,155)
Decrease in operating lease right-of-use assets	794	845	3,781	3,571
Inecrease in trade payables	(1,121)	(5,191)	(1,847)	(2,018)
Increase (decrease) in other accounts payable and accrued expenses (including other long term liabilities)	(2,720)	(2,190)	1,677	(4,154)
Decrease in operating lease liability	(73)	(779)	(4,034)	(5,937)
Increase (decrease) in deferred revenues	(9,830)	494	(9,562)	2,229
Net cash provided by (used in) operating activities	$10,961	$(8,503)	$30,887	$(4,895)
Cash flow from investing activities:
Purchases of property and equipment, net	(2,548)	(1,432)	(9,955)	(10,464)
Purchases of intangible assets	(661)	(697)	(2,944)	(1,957)
Payments made in connection with business acquisitions, net of acquired cash	(7,971)	-	(7,971)	-
Net cash used in investing activities	$(11,180)	$(2,129)	$(20,870)	$(12,421)

Cash flow from financing activities:
Proceeds from exercise of options	9	-	39	410
Proceeds from (repayments of) bank credits and loans, net	(5,600)	7,600	(4,900)	22,700
Net cash provided by (used in) financing activities	$(5,591)	$7,600	$(4,861)	$23,110
Translation adjustments on cash and cash equivalents	$81	$16	$133	$75
Increase (decrease) in cash and cash equivalents	$(5,729)	$(3,016)	$5,289	$5,869
Cash and cash equivalents at the beginning of the period	33,966	25,964	22,948	17,079
Cash and cash equivalents at the end of the period	$28,237	$22,948	$28,237	$22,948

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data
(Unaudited)

	Three months ended		Year ended
	December 31,		December 31,
	2023	2022	2023	2022

GAAP cost of revenues	$59,296	$50,999	$227,310	$202,110
Stock-based compensation expenses	(115)	(169)	(482)	(587)
Changes in indirect tax positions	-	(279)	(3)	(281)
Amortization of acquired intangible assets	(57)	-	(57)	-
Excess cost on acquired inventory in business combination*	(525)	-	(525)	-
Non-GAAP cost of revenues	$58,599	$50,551	$226,243	$201,242

GAAP gross profit	$31,063	$24,532	$119,869	$93,063
Stock-based compensation expenses	115	169	482	587
Changes in indirect tax positions	-	279	3	281
Amortization of acquired intangible assets	57	-	57	-
Excess cost on acquired inventory in business combination*	525	-	525	-
Non-GAAP gross profit	$31,760	$24,980	$120,936	$93,931

GAAP Research and development expenses	$9,070	$8,080	$32,274	$29,690
Stock-based compensation expenses	(156)	(217)	(828)	(405)
Loss from termination of joint development agreement	(1,199)	-	(1,199)	-
Non-GAAP Research and development expenses	$7,715	$7,863	$30,247	$29,285

GAAP Sales and Marketing expenses	$10,544	$8,998	$40,577	$35,795
Stock-based compensation expenses	(320)	(393)	(1,416)	(1,355)
Amortization of acquired intangible assets	(49)	-	(49)	-
Non-GAAP Sales and Marketing expenses	$10,175	$8,605	$39,112	$34,440

GAAP General and Administrative expenses	$6,445	$17,826	$23,793	$34,295
Stock-based compensation expenses	(347)	(179)	(1,238)	(1,213)
Retired CEO compensation	-	-	-	96
Non-GAAP General and Administrative expenses	$6,098	$17,647	$22,555	$33,178

GAAP Restructuring and related charges	$-	$-	$897	$-
Restructuring and related charges	-	-	(897)	-
Non-GAAP restructuring and related charges	$-	$-	$-	$-

GAAP Acquisition and integration-related charges	$835	$-	$1,118	$-
Acquisition and integration-related	(835)	-	(1,118)	-
Non-GAAP acquisition and integration-related charges	$-	$-	$-	$-

GAAP Other operating expenses	$-	$249	$-	$4,220
Hostile attempt related costs	-	(249)	-	(4,220)
Non-GAAP other operating expenses	$-	$-	$-	$-

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS (U.S. dollars in thousands, except share and per share data (Unaudited)

	Three months ended		Year Ended
	December 31,		December 31,
	2023	2022	2023	2022
GAAP operating income (loss)	$4,169	$(10,621)	$21,210	$(10,937)
Stock-based compensation expenses	938	958	3,964	3,560
Changes in indirect tax positions	-	279	3	281
Amortization of acquired intangible assets	106	-	106	-
Excess cost on acquired inventory in business combination*	525	-	525	-
Loss from termination of joint development agreement	1,199	-	1,199	-
Retired CEO compensation	-	-	-	(96)
Hostile attempt related costs	-	249	-	4,220
Restructuring and other charges	-	-	897	-
Acquisition and integration-related charges	835	-	1,118	-
Non-GAAP operating income (loss)	$7,772	$(9,135)	$29,022	$(2,972)

GAAP financial expenses and others, net	$3,402	$3,012	$8,468	$6,306
Non-cash revaluation associated with acquisition	(110)	-	(110)	-
Leases – financial income (expenses)	(754)	(154)	253	2,278
Non-GAAP financial expenses & others, net	$2,538	$2,858	$8,611	$8,584

GAAP Tax expenses	$1,970	$1,385	$6,522	$2,446
Non-cash tax adjustments	(478)	(851)	(2,851)	(1,278)
Non-GAAP Tax expenses	$1,492	$534	$3,671	$1,168

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS (U.S. dollars in thousands, except share and per share data (Unaudited)

	Three months ended		Year Ended
	December 31,		December 31,
	2023	2022	2023	2022
GAAP net income (loss)	$(1,203)	$(15,018)	$6,220	$(19,689)
Stock-based compensation expenses	938	958	3,964	3,560
Changes in indirect tax positions	-	279	3	281
Amortization of acquired intangible assets	106	-	106	-
Excess cost on acquired inventory in business combination*	525	-	525	-
Loss from termination of joint development agreement	1,199	-	1,199	-
Retired CEO compensation	-	-	-	(96)
Hostile attempt related costs	-	249	-	4,220
Restructuring and other charges	-	-	897	-
Acquisition and integration-related charges	835	-	1,118	-
Non-cash revaluation associated with acquisition	110	-	110	-
Non-cash tax adjustments	478	851	2,851	1,278
Leases – financial income (expenses)	754	154	(253)	(2,278)
Non-GAAP net income (loss)	$3,742	$(12,527)	$16,740	$(12,724)

GAAP Basic net income (loss) per share	$(0.01)	$(0.18)	$0.07	$(0.23)
GAAP Diluted net income (loss) per share	$(0.01)	$(0.18)	$0.07	$(0.23)
Non GAAP Diluted net income (loss) per share (**)	$0.04	$(0.15)	$0.20	$(0.15)

(*) Consists of charges to cost of revenues for the difference between the fair value of acquired inventory in business combination, which was recorded at fair value, and the actual cost of this inventory, which impacts the Company’s gross profit.

(**) Weighted average number of shares used in computing diluted net income (loss) per share is the same as in GAAP